EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Immediate report - Press reports regarding the sale of a controlled company

In light of the recent reports in the press, which are fraught with significant inaccuracies, the Company wishes to clarify that as of the publication of this report, no decision has been made by the Company’s institutions and/or those of the subsidiary Walla! Communication Ltd. ("Walla") concerning the sale of Coral Tel Ltd. ("Coral Tel"), a private company wholly controlled by the company (indirectly, via Walla), that operates the Yad2 website.

The company wishes to clarify as follows:

Walla recently received a number of acquisition offers for Coral Tel (from unaffiliated third parties), subject to the fulfillment of certain conditions. The offers and the conditions are being examined by Walla, and if and when they shall be found appropriate, will be presented for the deliberation/confirmation of the authorized organs at Walla and at the Company. At this stage, there is no certainty whatsoever that the offers will develop into a deal.

The company will publish an immediate report in accordance with the progress of the process (if at all), and as required.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.